TATA

082-03233

09045285

5th January 2009
BJ/SH-L2/ 5

Bombay Stock Exchange Ltd.
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

Dear Sirs,

In terms of Clause-41 of the Listing Agreement, we wish to inform you that the Board of Directors of the Company will meet on 29th January 2009 to *inter alia* consider and take on record the audited financial results for the quarter ended 31st December 2008.

Yours faithfully,
For The Tata Power Company Limited

(B J Shroff)
Vice-President & Company Secretary

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC
Mail Processing
Section

JAN 2 6 2009

Washington, DC
100

PROCESSED
MAR 2 2009
THOMSON REUTERS

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 6665 8282 Fax 91 22 6665 8801

END